Exhibit 99.1

INLIF LIMITED Announces Strategic Entry into Humanoid Robotics Market

Next-Generation Robot Demonstrates High-Dynamic Motion Capabilities in Experimental Testing

QUANZHOU, China, June 18, 2026 (GLOBE NEWSWIRE) -- INLIF LIMITED (NASDAQ: INLF) (together with all its subsidiaries and consolidated entities, the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced its strategic entry into the humanoid robotics market.

According to industry trends and market developments observed by the Company, the industry of humanoid robotics is currently at a critical stage in the transition from technology validation to industrialization. The Company believes that advances in artificial intelligence (“AI”), embodied AI, precision servo systems, and motion control algorithms may support broader adoption of humanoid robots across a wide range of real-world applications, including industrial manufacturing, warehousing and logistics, hazardous-environment operations, commercial services, and household scenarios.

Against this backdrop, INLIF remains optimistic about the long-term development prospects of integrating industrial automation technologies with humanoid robotics and believes that the two fields share technological synergies that the Company intends to leverage. INLIF has been deeply engaged in the industrial robotics and injection molding automation sectors for years, accumulating expertise in mechanical structure design and precision motion control. INLIF has also gained practical experience in implementing automation solutions in various operating environments. The Company believes these technological capabilities and industry experience provide a solid foundation for its strategic expansion into this emerging market segment.

Following the commencement of research and development (“R&D”) of related core robotics technologies in the first half of 2026, INLIF aims to fully leverage its long-standing technical expertise and industry strengths to expand into the humanoid robotics sector. The Company’s newly developed humanoid robot is undergoing validation tests in experimental environments. The Company believes that the robot is likely to demonstrate high-dynamic motion capabilities, including performing somersault maneuvers, as well as strong motion coordination, dynamic balance, and system control stability. These developments will represent an important early step in the Company’s ongoing R&D efforts in motion control and system collaboration technologies.

To advance the development efforts toward potential future commercialization, INLIF plans to focus on the following strategic initiatives, subject to ongoing R&D results and resource allocation:

●	High-dynamic motion control systems: Enhancing robotic balance, posture control, and execution capabilities for complex movements;

●	R&D of core robotic actuators: Advancing lightweight design, high-response performance, and stability optimization of key components;

●	Industrial application deployment: Exploring the practical application value of humanoid robots in manufacturing automation scenarios;

●	Embodied intelligence integration: Promoting the synergistic evolution of robotic hardware systems and AI-driven decision-making capabilities.

Mr. Rongjun Xu, Chief Executive Officer of INLIF, commented: “As one of the key development directions for next-generation intelligent terminal technologies, humanoid robotics has been incorporated into our long-term strategic roadmap. Leveraging our background in industrial automation and accumulated robotics expertise, which we believe may provide competitive advantages, we aim to better balance mobility, intelligence, and industrial application value in our next-generation intelligent robotic products, thereby supporting potential commercial potential in real-world industrial scenarios.”

The Company’s current activities remain focused on research, development and technical exploration, including motion control algorithms and structure, system collaboration and intelligent operation technologies. These efforts represent an early stage of INLIF’s broader development initiatives in humanoid robotics, and there can be no assurance that such activities will result in commercially viable products, successful commercialization or future revenue generation for the Company.

About INLIF LIMITED

INLIF is a holding company and an exempted company incorporated in the Cayman Islands with limited liability. Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. It has also built experience in industrial automation solutions, including in the new energy sector, as well as intelligent robotics in recent years. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. Forward-looking statements, including those regarding market adoption, development timelines, strategic initiatives, technical capabilities, potential commercialization, and competitive positioning, involve risks and uncertainties, including without limitation technical challenges, regulatory and safety requirements, customer adoption, supply chain and capital needs. These forward-looking statements also involve other known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “aims,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLF LIMITED
Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com